                                                              EXCALIBUR/TABACCHI

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 4)(1)

                           Sight Resource Corporation
                           --------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    82655N105
                                 --------------
                                 (CUSIP Number)

                             David A. Newberg, Esq.
                 Collier, Halpern, Newberg, Nolletti & Bock, LLP
                           One North Lexington Avenue
                             White Plains, NY 10601
                                 (914) 684-6800
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 3, 2005
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ].

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      1. The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82655N105                    13D                     Page 2 of 9 Pages

================================================================================
1   NAME OF REPORTING PERSON                    Dino Tabacchi
    I.R.S. IDENTIFICATION NOS.
    OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF                (a)  [ ]
    A MEMBER OF A GROUP                         (b) This is a joint filing
    (See Instructions)                              pursuant to Rule 13d-1(k)(l)

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)      00

--------------------------------------------------------------------------------

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Italy
--------------------------------------------------------------------------------
NUMBER OF                  7    SOLE VOTING POWER

SHARES
                           -----------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
                                                                   17,100,001
OWNED BY
                           -----------------------------------------------------
EACH                       9    SOLE DISPOSITIVE POWER

REPORTING
                           -----------------------------------------------------
PERSON WITH                10   SHARED DISPOSITIVE POWER
                                                                   17,100,001
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON                                         17,100,001
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES (See Instructions)                         [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                         33.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON  (See Instructions)
     IN
================================================================================

CUSIP No. 82655N105                    13D                     Page 3 of 9 Pages

================================================================================
1   NAME OF REPORTING PERSON                   Excalibur Investments B.V
    I.R.S. IDENTIFICATION NOS.
    OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF
    A MEMBER OF A GROUP                         (a) [ ]
    (See Instructions)                          (b) This is a joint filing
                                                    pursuant to Rule 13d-1(k)(l)

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)      WC

--------------------------------------------------------------------------------

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                               [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Netherlands

--------------------------------------------------------------------------------
NUMBER OF                  7    SOLE VOTING POWER

SHARES
                           -----------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
                                                                   17,100,001
OWNED BY
                           -----------------------------------------------------
EACH                       9    SOLE DISPOSITIVE POWER

REPORTING
                           -----------------------------------------------------
PERSON WITH                10   SHARED DISPOSITIVE POWER
                                                                   17,100,001
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON                                         17,100,001

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES (See Instructions)                 [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                         33.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON  (See Instructions)
     CO

================================================================================

CUSIP No. 82655N105                    13D                     Page 4 of 9 Pages

ITEM  1. SECURITY AND ISSUER.

            The title of the class of equity securities to which this Schedule 13D (the "Statement") relates is common stock, par value $.01 per share ("Common Stock"), of Sight Resource Corporation, a Delaware corporation ("SRC"). The principal executive offices of SRC are located at 8100 Beckett Center Drive, West Chester, OH 45069.

ITEM 2. IDENTITY AND BACKGROUND.

            This Statement is being filed by Mr. Dino Tabacchi and by Excalibur Investments B.V. ("Excalibur") (the "Reporting Persons"). Mr. Tabacchi is a controlling person of Excalibur. Excalibur is a holding company.

            Mr. Tabacchi is a citizen of Italy. His address is Via Umberto I, 82-35122, Padova, Italy.

            Mr. Tabacchi's principal occupation is President and Chairman of Salmoiraghi & Vigano. The address is Piazza Maria Beltrade 4, Milan, Italy.

            Excalibur is a Netherlands corporation. Its business address is Teleportboulevard 140, 1043 EJAmsterdam.

            Controlling persons of Excalibur are:

                                                                Country of
                         Residence or Business             Citizenship/Place of
Controlling Person              Address                        Organization
------------------       ----------------------            --------------------
ING Management           Teleport Boulevard 140            The Netherlands
(Nederland) B.V.         1043 EJAmsterdam

Dino Tabacchi            Via Umberto I                     Italy
                         82-35122 Padova
                         Italy

            During the last five years, neither Reporting Person has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

            During the last five years, neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 82655N105                    13D                     Page 5 of 9 Pages

ITEM  3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            All of the 17,100,001 shares of Common Stock of SRC beneficially owned by Mr. Tabacchi, are held by Excalibur.(1) Mr. Tabacchi is a shareholder and controlling person of Excalibur. Such shares (or the shares of eyeshop.com inc. which were converted into shares of SRC in connection with the acquisition of eyeshop.com inc. by SRC) were acquired by Excalibur through the use of working capital.

ITEM  4. PURPOSE OF TRANSACTION.

            (a) 6,000,000 of the shares of SRC Common Stock held by Excalibur were acquired in connection with (i) the acquisition of eyeshop.com inc. by SRC and (ii) the related direct purchase of shares from SRC. Information with regard to those transactions appears in Item 4 to the Schedule 13D of Excalibur and certain other parties dated June 4, 2001 and filed with the Securities and Exchange Commission ("SEC") on that date. Such information is hereby incorporated by reference.

            (b) An additional 5,500,000 shares of SRC Common Stock were acquired by Excalibur pursuant to a Common Stock Purchase Agreement (the "Purchase Agreement") dated December 31, 2002 among SRC, Carlyle Venture Partners, L.P., Carlyle U.S. Venture Partners, L.P., C/S Venture Investors, L.P., Carlyle Venture Coinvestment, L.L.C (Carlyle Venture Partners, L.P., Carlyle U.S. Venture Partners, L.P., C/S Venture Investors, L.P. and Carlyle Venture Coinvestment, L.L.C. are sometimes collectively referred to herein as the "Carlyle Entities"), E. Dean Butler, Excalibur and La Sesta S.A. ("La Sesta") The shares were sold and purchased in a private placement at a purchase price of $.20 per share. Information with regard to those transactions appears in Item 4 to Amendment 1 to the Schedule 13D of Mr. Tabacchi and Excalibur dated December 31, 2002 and filed with the SEC on January 10, 2003. Such information is hereby incorporated by reference.

            (c) In conjunction with the Stock Purchase Agreement, on December 31, 2002, Mr. Tabacchi, La Sesta, and the Carlyle Entities entered into a Put and Right of First Refusal Agreement (the "Put Agreement"). Under the Put Agreement, the Carlyle Entities were granted the right to require Mr. Tabacchi and La Sesta or their permitted assigns to purchase from the Carlyle Entities an aggregate of up to 7,000,000 shares of Common Stock of SRC at the purchase price, in the amounts, during the periods and on the terms set forth in the Put Agreement. Of the 7,000,000 shares, Mr. Tabacchi (and his permitted assigns) may be required to purchase up to 5,600,000 shares (subject to the further limitation that the aggregate purchase price shall not exceed $4,000,000), and La Sesta (and its permitted assigns) may be required to purchase up to 1,400,000 shares (subject to the further limitation that the aggregate purchase price shall not exceed $1,000,000). On each of June 30, 2003 and May 6, 2004, the Carlyle Entities exercised their respective rights to require Mr. Tabacchi and La Sesta to purchase 2,333,333 shares of Common Stock of SRC, at a purchase price of $.20 per share. On August 3,

------------------
(1) Amendment No. 1 to this Schedule 13D dated December 31, 2002 and filed with the SEC on January 10, 2003, and Amendment No. 2 to this Schedule 13D dated September 17, 2003 and filed with the SEC on September 19, 2003, each inadvertently reflected Mr. Tabacchi as beneficially owning 1,807,685 shares of SRC Common Stock as a controlling person of Euro Ventures Equity Holdings B.V.

CUSIP No. 82655N105                    13D                     Page 6 of 9 Pages

2005, the Carlyle Entities entered into a Closing Agreement with each of Orsi Mazzucchelli, S.p.A., as successor to La Sesta ("Orsi Mazzucchelli"), and Mr. Tabacchi pursuant to which the Carlyle Entities exercised their respective rights to require Orsi Mazzucchelli, as successor to La Sesta, and Mr. Tabacchi to purchase the final 2,333,334 shares of Common Stock of SRC subject to the Put Agreement at a price of $.25 per share. The following table summarizes the exercises by the Carlyle Entities of their rights under the Put Agreement:

                                           Number of Shares                              Number of Shares
      Carlyle Entity                     Put to Mr. Tabacchi                     Put to La Sesta/Orsi Mazzucchelli
-------------------------    --------------------------------------------  ---------------------------------------------
                             June 30, 2003   May 6, 2004   August 3, 2005  June 30, 2003   May 6, 2004   August 3, 2005
                             -------------   ------------  --------------  -------------   ------------  ---------------
Carlyle Venture Partners,      1,317,049      1,317,049      1,317,049        329,262        329,262        329,264
L.P.

Carlyle U.S. Venture             174,675        174,675        174,676         43,669         43,669         43,668
Partners, L.P.

C/S Venture Investors,           268,972        268,972        268,973         67,243         67,243         67,243
L.P.

Carlyle Venture                  105,970        105,970        105,970         26,493         26,493         26,491
Coinvestment, L.L.C.

              TOTALS           1,866,666      1,866,666      1,866,668        466,667        466,667        466,666

            Mr. Tabacchi assigned his rights and obligations with respect to such exercises to Excalibur and Excalibur, as assignee of Mr. Tabacchi, purchased an additional 1,866,666 shares of Common Stock of SRC at $.20 per share, on each of September 17, 2003 and May 6, 2004, and an additional 18,666,668 shares of Common Stock of SRC at $0.25 per share on August 3, 2005, for a total of 5,600,000 shares.

ITEM  5. INTEREST IN SECURITIES OF THE ISSUER.

            Excalibur holds 17,100,001 shares of Common Stock of SRC, constituting 33.9% of all shares outstanding. Excalibur and Mr. Tabacchi share voting and investment power with respect to those shares. The ownership of Common Stock of SRC described in this Amendment does not include any options that Mr. Tabacchi may hold and that are executable written 60 days from the date of this Amendment.

            Other than as described in this Statement, no transactions in shares of Common Stock of SRC were effected during the past 60 days by either Reporting Person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            (a) Information with respect to contracts, arrangements, understandings or relationships relating to the shares of Common Stock of SRC acquired by Excalibur in connection with the acquisition of eyeshop.com inc. by SRC appears in Item 6 of the Schedule

CUSIP No. 82655N105                    13D                     Page 7 of 9 Pages

13D of Excalibur and certain other parties dated June 4, 2001 and filed with the SEC on that date. Such information is hereby incorporated by reference.

            (b) On December 31, 2002, Mr. Tabacchi, La Sesta and the Carlyle Entities entered into a Put and Right of First Refusal Agreement (the "Put Agreement"). Under the Put Agreement, the Carlyle Entities were granted the right to require Mr. Tabacchi and La Sesta (or their permitted assigns) to purchase from the Carlyle Entities an aggregate of up to 7,000,000 shares of Common Stock of SRC at the purchase price, in the amounts, during the periods and on the terms set forth in the Put Agreement. Of the 7,000,000 shares, Mr. Tabacchi (and his permitted assigns) may be required to purchase up to 5,600,000 shares (subject to the further limitation that the aggregate purchase price shall not exceed $4,000,000), and La Sesta (and its permitted assigns) may be required to purchase up to 1,400,000 shares (subject to the further limitation that the aggregate purchase price shall not exceed $1,000,000). On June 30, 2003, the Carlyle Entities exercised their respective rights to require Mr. Tabacchi and La Sesta to purchase 2,333,333 shares of Common Stock of SRC at $.20 per share. The purchase and sale of such shares was effective September 17, 2003. On May 6, 2004, the Carlyle Entities exercised their respective rights to require Mr. Tabacchi and La Sesta to purchase an additional 2,333,333 shares of Common Stock of SRC at $.20 per share. This transaction was effective May 6, 2004. In addition, on August 3, 2005, the Carlyle Entities exercised their respective rights to require Mr. Tabacchi and Orsi Mazzucchelli, as successor to La Sesta, to purchase an additional 2,333,334 shares of Common Stock of SRC at $.25 per share (the "Final Options"). This transaction was effective August 3, 2005. Mr. Tabacchi assigned his rights and obligations with respect to each such exercise to Excalibur.

            The Put Agreement also granted to Mr. Tabacchi and La Sesta certain rights to purchase shares that the Carlyle Entities proposed to sell to a third party on terms no less favorable than those offered by the third party purchaser.

            (c) On August 3, 2005, each of Orsi Mazzucchelli, as successor to La Sesta, on one hand, and Excalibur and Mr. Tabacchi, on the other hand, entered into a Closing Agreement with the Carlyle Entities pursuant to which the Carlyle Entities exercised their respective Final Options under the Put Agreement and the parties released each other from any claims relating to the Put Agreement.

ITEM  7. MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit 1 Common Stock Purchase Agreement dated as of December 30,
                      2002 (incorporated by reference from Exhibit 10.39 to SRC's Current Report on Form 8-K dated January 9, 2003 and filed with the SEC on January 10, 2003).

            Exhibit 2 Put and Right of First Refusal Agreement dated as of
                      December 31, 2002 (incorporated by reference from Exhibit 2 to Amendment 1 to the Schedule 13D of Dino Tabacchi and Excalibur Investments B.V. dated December 31, 2002 and filed with the SEC on January 10, 2003).

CUSIP No. 82655N105                    13D                     Page 8 of 9 Pages

            Exhibit 3 Items 4 and 6 of the Schedule 13D of Excalibur Investments
                      B.V. dated June 4, 2001 and filed with the SEC on that date.

            Exhibit 4 Items 4 and 6 of Amendment No. 1 to the Schedule 13D of
                      Dino Tabacchi and Excalibur Investments B.V. dated December 31, 2002 and filed with the SEC on January 10, 2003.

            Exhibit 5 Closing Agreement dated August 3, 2005 among Carlyle
                      Venture Partners, L.P., C/S Venture Investors, L.P., Carlyle U.S. Venture Partners, L.P., Carlyle Venture Coinvestment, L.L.C., Dino Tabacchi and Excalibur Investments B.V.

            Exhibit 6 Power of Attorney of Dino Tabacchi (incorporated by reference from Exhibit 5 to Amendment 3 to the Schedule 13D of Dino Tabacchi and Excalibur Investments B.V. dated May 6, 2004 and filed with the SEC on January 19, 2005).

            Exhibit 7 Power of Attorney of Excalibur Investments B.V.
                      (incorporated by reference from Exhibit 6 to Amendment 3 to Schedule 13D of Dino Tabacchi and Excalibur Investments B.V. dated May 6, 2004 and filed with the SEC on January 19, 2005).

            Exhibit 8 Joint Filing Agreement (incorporated by reference from
                      Exhibit 7 to Amendment 3 of Schedule 13D of Dino Tabacchi and Excalibur Investments B.V. dated May 6, 2004 and filed with the SEC on January 19, 2005).

CUSIP No. 82655N105                    13D                     Page 9 of 9 Pages

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date August 4, 2005                         /s/ David A. Newberg
                                           -------------------------------------
                                           David A. Newberg, as Attorney-In-Fact
                                           for Dino Tabacchi and Excalibur
                                           Investments B.V. pursuant to
                                           previously filed Powers of Attorney
                                           filed herewith (incorporated by
                                           reference from Exhibits 6 and 7
                                           to Amendment 3 to Schedule 13D for
                                           Dino Tabacchi and Excalibur
                                           Investments B.V. dated May 6, 2004
                                           and filed with the SEC on
                                           January 19, 2005)